                                                                 Exhibit 99.6


                      FEDERAL DEPOSIT INSURANCE CORPORATION

                             Washington, D.C. 20429

                                    FORM F-1

                 FORM FOR REGISTRATION OF SECURITIES OF A BANK
                  UNDER SECTION 12(b) OR SECTION 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          FDIC Certificate No. 16015-6

                        THE GREATER NEW YORK SAVINGS BANK
                        ---------------------------------
                  (Exact name of bank as specified in charter)

                                 One Penn Plaza
                            New York, New York 10119
                            ------------------------
                       (Address of administrative office)

                                   11-0754650
                                   ----------
                      (I.R.S. Employer Identification No.)

                                 (212) 613-4000
                                 --------------
                 (Bank's telephone number, including area code)

       Title of each class of securities being registered under section 12(b) of the Act:

               Title of class:  None.

               Name of each exchange on which class is being
               registered:      None.

       Title of each class of securities being registered under section 12(g) of the Act:

               Title of class: Common Stock, par value $1.00 per share.

               Explanatory Note: Answers to many of the items set forth below are incorporated herein by reference to the Proxy Statement and Subscription Offering Circular dated April 10, 1987 of The Greater New York Savings Bank (the "Offering Circular"), attached as Exhibit A to this Registration Statement pursuant to Item l9(b).

Item 1. Business.

               (a) Year organized: The Greater New York Savings Bank ("The Greater" or the "Bank") was organized in 1897 in mutual form under the name The Greater New York Savings Bank. It is expected that the Bank will be converted to stock form upon approval of the Bank's depositors at a special meeting to be held on May 4, 1987 and the satisfaction of certain other conditions. Accordingly, there are, at present, no holders of equity securities of the Bank.(1)

               (b) Business done: Reference is made to "The Greater New York Savings Bank" at pages 7 through 10, and "Business of the Bank" at pages 24 through 41, respectively, of the Offering Circular.

               Competitive conditions: Reference is made to "Business of the Bank - Competition" at page 41 of the Offering Circular.

               Number of offices: Reference is made to the map on page 6 of the Offering Circular and "Business of the Bank - Properties" at pages 40 and 41 of the Offering Circular.

               Business of subsidiaries: Reference is made to "Business of the Bank - Wholly-Owned Subsidiaries" at page 39 of the Offering Circular.

               Number of employees: Reference is made to "Business of the Bank - Personnel" at pages 39 and 40 of the Offering Circular.

               Certain information required by Item 1 of the Form F-1 is not contained in the Offering Circular and is provided below:

               New Product Research

               The Greater has conducted research activities relating to the development of new services and the improvement of existing services. The Bank does not deem the amounts spent in the last two fiscal years on such activities to be material. Reference is made to "Business of the Bank - Investment Activities" at pages 32 through 35, "Business of the Bank - Deposits and Other Sources of Funds" at pages 35 through 38, and "The Greater New York Savings Bank" at pages 7 through 10, respectively, of the Offering Circular.



-------------------
(1) The Bank is converting from a New York mutual savings bank to a New York stock savings bank pursuant to Part 86 of the General Regulations of the Banking Board of the State of New York. This Registration Statement is being prepared in anticipation of the sale of common stock in connection with such conversion. Information not supplied herewith will be filed by amendment.

                             Certain Financial Data

Ratio of:                                         1984          1985         1986
---------                                         ----          ----         ----
Net Income to Average Equity(2) .........        (56.81)%       91.24%       70.59%
Net Income to Average
 Daily Deposits .........................         (0.90)%        0.89%        1.60%
Average Loans to Average
 Daily Deposits .........................         60.7%         40.9%        53.4%


Item 2. Selected Financial Data; Management's Discussion and Analysis of Financial Condition and Results of Operations.

               Reference is made to "Selected Financial and Operating Data" at page 4, "Statements of Operations" at page 16, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" at pages 17 through 23, respectively, of the Offering Circular.

Item 3.        Properties

               Reference is made to "Business of the Bank - Properties" at pages 40 and 41 of the Offering Circular.

Item 4.        Parents and Subsidiaries.

               Reference is made to "Business of the Bank - Wholly-Owned Subsidiaries" at page 39 of the Offering Circular.

               The Greater New York Mortgage Corporation ("GNYMC") is a wholly-owned subsidiary incorporated under the laws of the State of New York. The Greater New York Mortgage Corporation of Florida ("GNYMCF") is a wholly-owned subsidiary incorporated under the laws of the State of Florida. The stock of both GNYMC and GNYMCF is held by The Greater New York Financial Corporation, a wholly-owned non-operating subsidiary incorporated under the laws of the State of Delaware.

               The Bank has no parent corporation.

Item 5. Security Ownership of Management.

               None.(1)



-------------------

(2) Net income and average equity are computed on the basis of generally accepted accounting principles. Average equity represents average net worth.

(1) The Bank is converting from a New York mutual savings bank to a New York stock savings bank pursuant to Part 86 of the General Regulations of the Banking Board of the State of New York. This Registration Statement is being prepared in anticipation of the sale of common stock in connection with such conversion. Information not supplied herewith will be filed by amendment.

Item 6.        Directors and Principal Officers.

               Reference is made to "Management - Trustees and Executive Officers" at pages 49 through 51 of the Offering Circular.

               Significant Employees: The principal occupation and business during the last five years, and age as of March 31, 1987, of each significant employee not otherwise included in the Offering Circular is set forth below.

               Louis H. Ferkin, age 61, has been President and Chief Executive Officer of The Greater New York Mortgage Corporation of Florida since July 1985. He previously served as Senior Vice President of General Development Corp., a builder and land developer, from January 1978 to June 1985.

               Ronald A. Pasquini, age 47, has been President of The Greater New York Mortgage Corporation since March 1986. He previously served as a Vice President of 1st Nationwide Savings, a thrift association, from 1982 to February 1986.

               There are no family relationships or legal proceedings required to be disclosed with respect to directors, principal officers or significant employees of the Bank.

Item 7.        Remuneration of Directors and Officers.

               Reference is made to "Remuneration of Trustees and Executive Officers" and "Employee Benefit Plans" under "Management" at pages 52 through 59 of the Offering Circular.

Item 8.        Management Options to Purchase Securities.

               Reference is made to "Management - Employee Benefit Plans - Long-Term Incentive Program" at pages 57 through 59 of the Offering Circular.

Item 9.        Interest of Management and Others in Certain Transactions.

               Reference is made to "Management - Transactions with Certain Related Persons" at page 59 of the Offering Circular.

               In addition, for the years ended December 31, 1984 and 1985, the Bank paid $93,450 and $50,100, respectively, to the law firm of Ahearn, Damanti & Carlson pursuant to the terms of its retainer agreement. The law firm received fees from third parties as a result of representing the Bank in loan closings, foreclosure actions, loan satisfactions, extension agreements and other legal matters during 1984 and 1985 in the amounts of $907,482 and $1,067,417, respectively.

Item 10.       Legal Proceedings.

               Reference is made to "Business of the Bank - Legal Proceedings" at page 40 of the Offering Circular.

Item 11.       Number of Equity Security Holders.

               None.(1)

Item 12.       Nature of Trading Market.

               Reference is made to "Market for Common Stock" at page 10 of the Offering Circular.

Item 13.       Recent Sales of Securities.

               None.(1) Reference is made to the information contained on page 1, and to "Use of Proceeds" at page 10, and "The Conversion" at pages 60 through 70, respectively, of the Offering Circular.

Item 14.       Capital Stock Being Registered.

               Reference is made to "Dividends" at page 10, "Description of Capital Stock" at pages 70 and 71, and "Certain Anti-Takeover Provisions" at pages 71 through 75 of the Offering Circular.

               The shares being registered are not subject to any redemption provisions or sinking fund provisions and are not liable to further calls or to assessment by the Bank.

               Under New York law, the Bank is not permitted to repurchase the shares being registered.

Item 15.       Long-Term Debt Being Registered.

               Not applicable.

Item 16.       Other Securities Being Registered.

               Not applicable.

Item 17.       Indemnification of Directors and Officers.

               Reference is made to "Management - Remuneration of Trustees and Executive Officers" at pages 52 and 53 of the Offering Circular for a description of an irrevocable trust agreement entered into by the Bank to provide for the indemnification of certain trustees and officers of the Bank, and a description of the individual indemnification contracts entered between the Bank and each trustee. In addition, Article VIII of the proposed By-Laws of the Bank provides for indemnification of each director



-------------------

(1) The Bank is converting from a New York mutual savings bank to a New York stock savings bank pursuant to Part 86 of the General Regulations of the Banking Board of the State of New York. This Registration Statement is being prepared in anticipation of the sale of common stock in connection with such conversion. Information not supplied herein will be filed by amendment.

or officer of the Bank to the full extent permitted by Article XV of the New York Banking Law. Article XV of the New York Banking Law provides generally for indemnification against reasonable expenses of defending or appealing actions, or of paying judgments, fines, or settlements, incurred by any such person made a party by reason of his or his legal predecessor's status as a director or officer of the Bank.

Item 18.       Applicability of State Laws.

               Reference is made to "Regulation and Supervision" at pages 41 through 45 of the Offering Circular.

Item 19.       Financial Statements and Exhibits.

               (a) Financial statements: The consolidated statements of financial condition of the Bank as of December 31, 1985 and 1986, the related consolidated statements of operations, changes in net worth and changes in financial position for each of the years in the three year period ended December 31, 1986 (together with the Notes to such financial statements), and the opinions of independent certified public accountants, are included at pages F-2 through F-21 of the Offering Circular.

               (b) Exhibits:

                   (A)   Offering Circular dated April 10, 1987.*

                   (B) Opinion of Peat Marwick Main & Co., independent certified public accountants.*

                   (C)   (1) (a) Restated Organization Certificate.*

                             (b) Proposed By-Laws.*

                         (2) Plan of Conversion.*

                         (3) Form of certificate for shares of Common Stock.*

                         (4) (a) Retirement Plan of The Greater New York
                                 Savings Bank in the Retirement System for
                                 Savings Institutions.*

                             (b) Plan of Pensions and Retirement Benefits of
                                 The Greater New York Savings Bank.*

                             (c) Incentive Savings Plan.*

                         (5) 1987 Long Term Incentive Program of The Greater
                             New York Savings Bank.*

                         (6) Not applicable.


-------------------

* Filed herewith

                         (7) (a) Employment contracts of Messrs. Wille and
                                 Spies and proposed form of management
                                 employment contracts.*

                             (b) Indemnification Trust Agreement.*

                         (8) Not applicable.

                         (9) Not applicable.



-------------------

* Filed herewith

                                    SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        THE GREATER NEW YORK SAVINGS BANK


                                        By: /s/ Frank Wille
                                            --------------------------------
                                            Frank Wille
                                            Chairman and Chief
                                            Executive Officer

May 4, 1987

Proxy Statement and                                                     [LOGO]
Subscription Offering Circular

                                                               Exhibit (a)
                                                                   to
                                                                Form F-1

                        The Greater New York Savings Bank

                        11,000,000 Shares of Common Stock


     The Greater New York Savings Bank ("The Greater" or the "Bank") is offering for sale in a subscription offering (the "Subscription Offering") 11,000,000 shares of common stock, par value $1.00 per share (the "Common Stock"), to be issued in connection with the conversion of the Bank from a New York chartered mutual savings bank to a New York chartered stock savings bank (the "Conversion"). The Common Stock is being offered in the Subscription Offering to depositors whose accounts with the Bank totaled $100 or more on September 30, 1986 (the "Eligible Account Holders").

     Consummation of the Conversion is subject to the approval of the Bank's plan of conversion (the "Plan of Conversion" or the "Plan") by 75% of the votes cast by Eligible Account Holders present in person or by proxy at the special meeting of depositors to be held on May 4, 1987. This Proxy Statement and Subscription Offering Circular contains information relating to, and constitutes a proxy statement for, the solicitation of proxies for such special meeting. See "Proxy Statement Information."

     All subscription rights in the Subscription Offering are non-transferable and will expire if not exercised by 5:00 p.m., New York time, on May 9, 1987, unless the Subscription Offering is extended by the Bank with the approval of the Superintendent of Banks of the State of New York (the "Superintendent"). Shares offered in the Subscription Offering may be subscribed for by properly completing an order form and returning it with full payment of the maximum subscription price of $13.80 per share (the "Maximum Subscription Price") for each of the subscribed shares. Payment may be made in cash, by check, bank draft or money order, or by authorizing withdrawal from deposits maintained with the Bank. Interest will be paid on subscriptions paid for in cash or by check, bank draft or money order at the rate being paid by The Greater on passbook savings accounts at the commencement of the Subscription Offering from the date payment is received by the Bank until the Conversion is completed or terminated. Payments authorized by withdrawal from accounts will continue to earn interest at the contractual rates for such accounts until the Conversion is completed or terminated.

     No person or entity may subscribe for fewer than 25 shares in the Subscription Offering. No person or entity, together with associates and persons acting in concert, may subscribe for more than an aggregate of 3% of the total number of shares being offered in the Subscription Offering. It is anticipated that any shares not subscribed for in the Subscription Offering will be sold to underwriters for reoffering in a public offering (the "Public Offering"). No person or entity, together with associates and persons acting in concert, may purchase in the Public Offering 5% or more of the Common Stock, including within such limitation shares subscribed for in the Subscription Offering. The total number of shares of Common Stock to be issued in the Conversion may be increased or decreased significantly to reflect changes in the appraised value of the Bank or market and financial conditions without resolicitation of, or granting any rights of cancellation to, subscribers.

     As a mutual institution, The Greater has never issued capital stock. Consequently, there is no established market for the Common Stock and there can be no assurance that an established market for the Common Stock will develop. The Bank has applied to have its common stock quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "GRTR." See "Market for Common Stock."

 THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE NEW YORK STATE
   BANKING DEPARTMENT OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR
      HAS SUCH DEPARTMENT OR CORPORATION PASSED UPON THE ACCURACY OR
        ADEQUACY OF THIS PROXY STATEMENT AND SUBSCRIPTION OFFERING
         CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------
                                               Estimated            Estimated
                                Maximum          Maximum            Maximum Net
                             Subscription      Conversion           Conversion
                               Price(l)        Expenses(2)           Proceeds
--------------------------------------------------------------------------------
Per Share...................    $13.80            $0.984              $12.816
Total(3) ................... $151,800,000       $10,822,000        $140,978,000
--------------------------------------------------------------------------------

(1) The Maximum Subscription Price is the amount to be paid for each share at the time of subscription and was determined on the basis of an independent appraisal of the estimated pro forma market value of the Common Stock at February 2, 1987 and updated as of March 23, 1987. The actual purchase price is expected to be within the range of S10.20 to S13.80 per share and will, if there is a Public Offering, be the same as the public offering price. See "The Conversion--Stock Pricing."

(2) Includes estimated expenses of the Conversion, including an estimated underwriting discount to the underwriters in connection with the Public Offering. See "Pro Forma Data."

(3) Does not include the exercise of an over-allotment option which is expected to be granted to the underwriters in the Public Offering to purchase, on the same terms as other shares purchased in the Public Offering, up to an additional 15% of the shares of Common Stock offered in the Subscription Offering or the possible increase or decrease in the number of shares offered to reflect any changes in the appraised value of the Bank after the date hereof. Unless otherwise required by the Superintendent, no resolicitation of subscribers in the Subscription Offering will be made and subscribers will not be permitted to modify or rescind their subscriptions unless the total proceeds are outside the Estimated Price Range stated herein, exclusive of any exercise of the over-allotment option. See "Pro Forma Data" and "Public Offering" and "Number of Shares to be Sold" under "The Conversion."

                               ------------------

     The date of this Proxy Statement and Subscription Offering Circular is
                                 April 10, 1987.

OTHER INFORMATION

     The Greater is subject to supervision, examination and regulation by the New York State Banking Department (the "Banking Department") and the FDIC. The Bank is further subject to regulation by the Board of Governors of the Federal Reserve System with respect to reserves required to be maintained against deposits and certain other matters. See "Regulation and Supervision."

     The Greater's principal office is located at 451 Fifth Avenue, Brooklyn, New York 11215, and its administrative headquarters are located at One Penn Plaza, New York, New York 10119. The Bank's telephone number is (212) 613-4000.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock will become part of the capital funds of the Bank to be used for general business purposes. These purposes may include: (1) the continued funding of the Bank's commercial real estate activities; (2) the acquisition of adjustable rate home mortgage loans originated by GNYMC and GNYMCF; (3) investment in short and intermediate-term interest-bearing obligations issued or guaranteed by the United States government and similar investments offered by public or private corporations; and (4) the purchase of variable rate mortgage-backed securities. While the Bank has no specific plans or agreements to do so, the proceeds may also be used for (1) the establishment of new branches in the New York City metropolitan area; (2) the establishment or acquisition of other mortgage banking affiliates in other states; (3) the acquisition of other financial institutions or financial service companies in the Bank's market area or, to the extent legally permissible, in other states along the Northeast Corridor; and (4) the introduction of new financial products and services. The capital generated will also permit the continued restructuring of the Bank's remaining long-term fixed rate assets. It is currently anticipated that, on an interim basis, all or part of the proceeds will be invested in variable rate or short-term marketable securities. For an estimate of the net proceeds to the Bank from the sale of the Common Stock, see "Pro Forma Data."

                                    DIVIDENDS

     The Bank has no initial plans for the payment of dividends on the Common Stock. The Greater intends to pay dividends at such time as it determines that such payments would be appropriate based on its earnings performance, financial condition, tax position, expansion opportunities and other factors, including the capital requirements imposed on the Bank by regulatory agencies.

     Payment of dividends by The Greater on the Common Stock is subject to various regulatory and tax restrictions. Pursuant to New York Banking Law (the "Banking Law"), dividends may be declared and paid only out of net profits of the Bank. The approval of the Superintendent is required if the total of all dividends declared in any calendar year will exceed net profits for that year plus the retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock. In addition, no dividends may be declared, credited or paid if the effect thereof would be to cause the Bank's net worth to be reduced below the amount required to maintain the liquidation account to be established in the Conversion or as may be required by the Superintendent or the FDIC. See "Regulation and Supervision" and "The Conversion--Effects of Conversion--Liquidation Rights."

                             MARKET FOR COMMON STOCK

     As a mutual institution, The Greater has never issued capital stock. Consequently, there is no established market for the Common Stock. The Bank has applied to have its common stock quoted on NASDAQ concurrently with the commencement of the Public Offering under the symbol "GRTR." The First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Dean Witter Reynolds Inc., the expected co-managers of the contemplated Public Offering, have each advised the Bank that they intend to use their best efforts upon completion of the Conversion to make a market in the Common Stock by maintaining bid and asked quotations and by trading as a principal as long as the volume of trading activity in the Common Stock and certain other market making considerations justify doing so. The Bank also intends to encourage other market makers to establish and maintain a market in the Common Stock. However, there can be no assurance that an established and liquid market for the Common Stock will develop or that, if developed, it will continue.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER CONVERSION

     Shares of the Common Stock purchased in connection with the Conversion by a trustee, director or an executive officer of The Greater will be subject to a restriction that, without the consent of the Superintendent, the shares not be sold for a period of one year following the Conversion, except in the event of the death or judicial declaration of incompetency of such trustee, director or executive officer. Any shares of common stock issued during the one year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions.

     Purchases of outstanding shares of common stock of The Greater by directors, executive officers (or any person who was an executive officer, director or trustee of the Bank after adoption of the Plan of Conversion) and their associates during the three year period following the Conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Superintendent.

     Additionally, under New York law, The Greater will be prohibited from repurchasing any shares of the Common Stock. The Bank has adopted certain additional restrictions on the acquisition of shares of Common Stock of the Bank. See "Certain Anti-Takeover Provisions."

                          DESCRIPTION OF CAPITAL STOCK

     The Restated Organization Certificate of The Greater, which will be effective upon the Conversion, authorizes the issuance of capital stock consisting of up to 10 million shares of preferred stock, par value $1.00 per share, in series and classes having such rights, preferences, privileges and restrictions as the Board of Directors may determine, and up to 45 million shares of common stock, par value $1.00 per share. Upon the Conversion, the Board of Directors of The Greater will have the power to issue additional shares of capital stock from time to time without obtaining the approval of the stockholders of the Bank, but subject to the consent of the Superintendent. The capital stock of the Bank will represent non-withdrawable capital and will not be an account insured by the FDIC or by any other person or entity.

     Provisions of the Plan of Conversion, the Restated Organization Certificate, the By-Laws, and laws and regulations to which The Greater is subject, will substantially restrict the acquisition of certain percentages of the outstanding common stock of the Bank and the ability of the stockholders to change the Board of Directors. See "The Conversion--Certain Restrictions on Purchase or Transfer of Shares After Conversion" and "Certain Anti-Takeover Provisions."

COMMON STOCK

     Voting Rights. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon the Conversion, and prior to the issuance of any voting preferred stock, the holders of shares of common stock will possess all rights, including exclusive voting rights, pertaining to the capital stock of the Bank. Each share of common stock will entitle the holder thereof to one vote on all matters upon which stockholders have the right to vote. The Restated Organization Certificate and By-Laws contain certain limitations for certain periods on voting rights of persons holding more than 10% of the outstanding common stock of the Bank, and supermajority voting requirements in certain cases. Stockholders will not be entitled to cumulate their votes for the election of directors. See "Certain Anti-Takeover Provisions."

     Dividends. The holders of the Bank's common stock will be entitled to receive and to share equally in such dividends as may be declared by the Board of Directors of the Bank out of funds legally available therefor. However, the Bank has no initial plans to pay dividends on its common stock. See "Dividends" for certain restrictions on the payment of dividends.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the holders of shares of common stock will be entitled to receive, after payment of all debts and liabilities of the Bank (including all deposits and accrued interest thereon), after distribution of the balance in the special liquidation account to Eligible Account Holders (see "The Conversion--Effects of Conversion--Liquidation Rights"), and after the rights, if any, of preferred stockholders, any remaining assets of the Bank available for distribution in cash or in kind.

     Preemptive Rights; Redemption; Assessability. Holders of shares of common stock of the Bank will not be entitled to preemptive rights with respect to any shares of the Bank which may be issued. The common stock will not be subject to redemption. Upon receipt by the Bank of the full specified purchase price therefor, the common stock will be fully paid and nonassessable.


PREFERRED STOCK

     None of the 10 million shares of authorized preferred stock will be issued in the Conversion. After the Conversion, the Board of Directors will be authorized, subject to the consent of the Superintendent, to approve the issuance of preferred stock without further stockholder approval. The powers, preferences and rights, and the qualifications, limitations and restrictions thereof, on each series of preferred stock issued will be determined by the Board of Directors, and approved as required by the Banking Law or otherwise, at the time of issuance and may include, among other things, rights in liquidation, rights to participating dividends, voting and convertibility to common stock. See "Certain Anti-Takeover Provisions."

                        CERTAIN ANTI-TAKEOVER PROVISIONS

     A number of provisions of the Bank's Restated Organization Certificate and By-Laws pertain to matters of corporate governance and certain rights of stockholders. Certain of those provisions relating to stock ownership and transfers, the Board of Directors and business combinations may be deemed to have an "anti-takeover" effect. These provisions affect stockholder rights and should be given careful consideration. They may have the effect of delaying or inhibiting a tender offer or takeover attempt which a stockholder might consider in his or her best interest, including those attempts which might result in a premium over the current market price for the shares held by stockholders. The following summary description of certain of these provisions is necessarily general and reference should be made in each case to the Restated Organization Certificate and By-Laws of the Bank, which are incorporated herein by reference. These documents may be obtained from the Bank upon written request.

CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS

     The Restated Organization Certificate and the By-Laws provide that the Board of Directors is to be divided into three classes with respect to term of office which shall be as nearly equal in number as possible. The initial terms of the directors will be staggered so that directors of one class will be elected at each annual meeting of stockholders. One class of directors will have a term of office expiring at the first annual meeting of stockholders; a second class will have a term of office expiring at the annual meeting to be held one year thereafter; and a third class will have a term of office expiring at the annual meeting to be held two years thereafter. The term of each director elected at an annual meeting will be three years. Each director will serve until his or her successor is elected and qualified. The By-Laws also provide that vacancies on the Board of Directors not exceeding one-third of the entire Board, including vacancies created by an increase in the number of directors, may be filled for the unexpired term by resolution of a majority of the directors then in office.

     The Restated Organization Certificate and the By-Laws provide generally that a director may be removed for cause at any time by the affirmative vote of two-thirds of the entire Board, or for cause by the affirmative vote of the holders of record of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors. This provision may, under certain circumstances, impede the removal of a director of the Bank.

     A classified Board of Directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Board of Directors, even when the reason for a proposed removal is poor performance. Since the terms of only one-third of the incumbent directors expire each year, it would require at least two annual elections for the stockholders to change a majority of the Board, whereas a majority of a non-classified board may be changed in one year. In the absence of the provisions of the Restated Organization Certificate and By-Laws classifying the Board, all of the directors would be elected annually.

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     Management of the Bank believes that the inclusion of the above  provisions in the Restated Organization Certificate and By-Laws will help to insure the continuity and stability of the Bank's management and policies because, in the ordinary course, a majority of the directors at any one time have had at least one year's experience as directors of the Bank.

STOCKHOLDER VOTE REQUIRED TO APPROVE CERTAIN BUSINESS COMBINATIONS

     ARTICLE VI of the Bank's Restated Organization Certificate requires the affirmative vote of the holders of at least 80% of The Greater's outstanding shares of capital stock entitled to vote generally in the election of directors (the "Voting Stock"), together with the affirmative vote of the holders of at least 50% of the Voting Stock held by stockholders other than any "interested stockholder," to approve certain "business combinations," unless the transaction is either approved by a majority of the "disinterested directors," or certain minimum price criteria and procedural requirements are met. Under New York law, absent this provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of the Bank must generally be approved by the vote of the holders of two-thirds of the outstanding shares of common stock of the Bank. The term "interested stockholder" is defined to include any individual, corporation, partnership or other entity (other than the Bank, any subsidiary of the Bank or any employee benefit plan of the Bank or a subsidiary) which beneficially owns 10% or more of the Voting Stock. The term "disinterested director" is defined to include any member of the Board of Directors of the Bank who is not affiliated with an interested stockholder and who was either a director of the Bank prior to the time the interested stockholder became an interested stockholder, or was recommended for election by a majority of the disinterested directors on the Board at the time such director was nominated for election.

     The provisions of Article VI apply to certain "business combinations" which are generally defined to include the following transactions: (1) a merger or consolidation of the Bank or any of its subsidiaries with an interested stockholder or any "affiliate" or "associate" of an interested stockholder; (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any interested stockholder, or any "affiliate" or "associate" of an interested stockholder, of any assets of the Bank or any of its subsidiaries, or any issuance or transfer of any securities of the Bank or any of its subsidiaries, having an aggregate fair market value equal to 20% or more of the aggregate fair market value of the outstanding capital stock of the Bank; (3) the adoption of any plan or proposal for the liquidation or dissolution of the Bank proposed by or on behalf of any interested stockholder or any "affiliate" or "associate" of an interested stockholder; or (4) any reclassification of securities, recapitalization, merger with a subsidiary, or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class of the outstanding stock (or securities convertible into stock) of the Bank, or a subsidiary of the Bank, owned, directly or indirectly, by an interested stockholder or any "affiliate" or "associate" of an interested stockholder. The terms "affiliate" and "associate" have the respective meanings ascribed to such terms under Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect upon the effective date of the Conversion.

     Article VI may be amended only by the affirmative vote of the holders of at least 80% of the Voting Stock, together with the affirmative vote of the holders of at least 50% of the Voting Stock not beneficially owned by any interested stockholder. Article VI will expire three years following the effective date of the Conversion unless it is retained by the affirmative vote of the holders of at least a majority of outstanding shares of capital stock eligible to vote thereon at a duly held meeting of stockholders within such three-year period.

     Although designed to encourage potential acquirors to negotiate with the Bank and to avoid tactics which may not treat all stockholders equally, Article VI may discourage tender offers and other acquisitions of the Bank's stock. The requirement that a business combination satisfy certain minimum price and procedural requirements may also make the acquisition of all of the Bank's stock too costly, and consequently may discourage acquisitions of large blocks of stock and could tend to reduce the temporary fluctuations in the market price of the Bank's stock which are caused by such accumulations. The provisions of
Article VI may also delay or prevent a change in the management of the Bank. The Board of Trustees, however, has concluded that the potential benefits of Article VI outweigh any possible disadvantages.


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     The Board of Trustees of the Bank believes  that the  provisions of Article
VI are prudent and reduce the Bank's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by the Bank's Board of Directors. These provisions will also assist The Greater in the orderly deployment of the proceeds received from the sale of the Common Stock. The Board of Trustees believes these provisions are in the best interest of the Bank and its stockholders. In the Board's judgment, it is in the best position to determine the true value of the Bank and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board believes that it is in the best interests of the Bank and its stockholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions encourage such negotiations and discourage hostile takeover attempts and abusive takeover tactics. It is also the Board's view that these provisions do not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Bank and where the transaction is in the best interest of all stockholders.

PROVISIONS RELATING TO MEETINGS OF STOCKHOLDERS

     The Greater's By-Laws provide that special meetings of stockholders may be called by the Chairman, the President, the resolution of at least three-fourths of the entire Board of Directors, or upon the written request of the holders of record of three-fourths of the outstanding voting stock of the Bank. Although the Board of Trustees believes that this provision will discourage stockholder attempts to disrupt the business of the Bank between annual meetings of stockholders, its effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of the Bank and impose its will on other stockholders prior to the next annual meeting of stockholders of the Bank.

     The Greater's Restated Organization Certificate provides that there will be no cumulative voting by stockholders for the election of the Bank's directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares of common stock voted at a meeting of stockholders may, if they so choose, elect all directors of the Bank then being elected, thus precluding minority stockholder representation on the Bank's Board of Directors.

LIMITATION ON ACQUISITIONS OF CONTROL

     Section 3 of Article III of the Bank's Restated Organization Certificate provides that for a period of three years (or such longer period, not to exceed five years, as may be subsequently authorized by the Banking Department) following the effective date of the Conversion, no person shall directly or indirectly acquire the beneficial ownership of 10% or more of the common stock of the Bank. In addition, any person who directly or indirectly acquires beneficial ownership of more than 10% of the common stock of the Bank in violation of the foregoing limitation shall not be entitled to vote any shares in excess of such 10% limitation in connection with any matter submitted to stockholders for a vote.

ADDITIONAL ANTI-TAKEOVER PROVISIONS

     The Greater's Restated Organization Certificate and By-Laws contain a number of additional provisions that may be deemed to have an anti-takeover effect. For example, the Restated Organization Certificate authorizes the issuance of up to 10 million shares of preferred stock, which conceivably could represent an additional class of stock required to approve any proposed acquisition. This preferred stock, none of which has been issued or will be issued by the Bank in connection with the Conversion, together with authorized but unissued shares of common stock (the Restated Organization Certificate authorizes the issuance of up to 45 million shares of common stock), could also represent additional capital required to be purchased by the acquiror.

     The Bank's Restated Organization Certificate and By-Laws provide that the number of directors of the Bank (exclusive of directors, if any, to be elected by the holders of any shares of preferred stock subsequently issued by the Bank) shall not be less than seven nor more than 30. The Bank's By-Laws further provide that the number and classification of directors of the Bank may be altered only by a vote of two-thirds of the entire Board or by the affirmative vote of the holders of record of not less than


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80% of the outstanding shares of capital stock entitled to vote generally in the election of directors. Additionally, the power to determine the number of directors within these parameters and the power to fill vacancies not exceeding one-third of the entire Board, whether occurring by reason of an increase in the number of directors, by resignation or by other cause, is vested in the Bank's Board of Directors. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of the Bank through an increase in the number of the Bank's directors and election of his or its nominees to fill the newly created vacancies.

     The Bank's By-Laws provide that any stockholder desiring to make a nomination for the election of directors at a meeting of stockholders must submit written notice to the Secretary of the Bank not later than November 30, 1987, in the case of individuals to be nominated at the Bank's first annual meeting of stockholders, and not less than 90 nor more than 120 days prior to the anniversary date of the Bank's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders for the election of directors for all subsequent annual meetings. In addition, the By-Laws provide that any stockholder desiring to make a proposal for new business at a meeting of the stockholders must submit written notice to the Bank not later than November 30, 1987 for the first annual meeting of stockholders, and not less than 90 nor more than 120 days prior to the anniversary date of such proxy statement for all subsequent annual meetings. The Board of Trustees believes that it is in the best interests of the Bank and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

     The Restated Organization Certificate sets forth criteria that the Board of Directors is to consider when evaluating whether a potential acquisition of the Bank is in the best interest of the Bank and its stockholders. The effect of this provision may be to render more difficult the acquisition of control of the Bank if the Board of Directors concludes that the transaction is not in the best interests of the Bank, its depositors, stockholders, employees, customers, suppliers or the community served by the Bank. The Board of Trustees believes that such criteria are appropriate factors to be considered by the management of the Bank and that formalizing the criteria by including them in the Restated Organization Certificate is a desirable action. These provisions are not intended to confer any rights on depositors, customers, suppliers or the Bank's community, or on any stockholders beyond rights otherwise available.

     Article VII of The Greater's Restated Organization Certificate provides that certain provisions of the Restated Organization Certificate and the By-Laws which contain supermajority voting requirements may not be repealed or amended except upon an affirmative supermajority vote of either the Board or the holders of all the outstanding shares of the capital stock of the Bank entitled to vote generally in the election of directors that is not less than the supermajority specified in such provision. Absent this provision, the Banking Law provides that a bank's by-laws may be amended by the holders of a majority of a bank's outstanding capital stock. By reducing the ability of a potential acquiror to make changes in the Bank's By-Laws and to diminish the authority of the Board of Directors, or by impeding such acquiror's ability to manage the Bank, this provision could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through By-Law amendments is an important element of the takeover strategy of the acquiror.

     The Bank expects to enter into agreements with certain key officers that would provide such officers with additional payments and benefits in the event of the officer's termination of employment in connection with a change in control of the Bank or due to a discharge other than for cause or a voluntary resignation following a change of the officer's position or duties. The effect of such agreements would be to increase the cost to the Bank of making a management change involving officers under contract and may thereby render the takeover of the Bank less attractive to a potential acquiror. See "Management--Remuneration of Trustees and Executive Officers."

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     In  addition to  discouraging  a takeover  attempt  which a majority of the stockholders of the Bank might determine to be in their best interests or in which the stockholders of the Bank might receive a premium over the current market prices for their shares, the effect of these provisions may be to render the removal of management more difficult. It is thus possible that incumbent officers and directors might be able to retain their positions (at least until their terms of office expire) even though a majority of the Bank's stockholders desire a change.

ADDITIONAL CHANGE IN CONTROL REGULATION

     The Change in Bank Control Act of 1978 and the regulations adopted by the FDIC pursuant to this Act generally require persons who at any time, individually or jointly with others, intend to acquire control of a bank to give 60 days' prior written notice to the FDIC. "Control," for the purpose of these regulations, exists in situations in which the acquiring person has voting control of at least 25% of any of the bank's voting stock or the power to direct the management or policies of the bank. Control is presumed to exist where the acquiring party has voting control of at least 10% of the bank's voting stock if
(1) the bank is registered pursuant to Section 12 of the Exchange Act, or (2) if the acquiring person would be the largest stockholder of the institution. The Greater's Common Stock will be registered pursuant to Section 12 of the Exchange Act, and the 10% threshold will therefore apply. The statute and underlying regulations authorize the FDIC to disapprove a proposed transaction on certain specified grounds. These provisions are designed primarily to protect the interests of a bank's depositors and the FDIC insurance fund.

     Prior approval of the Federal Reserve Board would be required for an acquisition of control of The Greater by "any company" as defined in the Bank Holding Company Act (the "BHC Act"). "Control," for purposes of the BHC Act, means the power to vote 25% or more of any class of voting stock, the power to elect a majority of the board of directors of a bank, the power to otherwise control the election of a majority of the board of directors of a bank or the power to exercise, directly or indirectly, a controlling influence over the management or policies of a bank. As part of such acquisition, the company would be required to register as a bank holding company and have its activities limited to those activities which the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereof.

     Under the Banking Law, the prior approval of the Banking Board is required before any "company," as defined in the Banking Law, can acquire "control" of a banking institution, which includes a stock savings bank. "Control," for purposes of the Banking Law, is deemed to exist if any person owns, controls, or holds with the power to vote 10% or more of the voting stock of a banking institution. The term "company" is defined generally as any individual, group, corporation, partnership, trust, association, or similar organization either incorporated, residing or doing business in the State of New York, but does not include certain governmental, non-profit, or investment banking organizations or operations. Prior approval is also required before: (1) any action is taken that causes any company to become a bank holding company; (2) any action is taken that causes any banking institution to become or to be merged or consolidated with a subsidiary of a bank holding company; (3) any bank holding company acquires direct or indirect ownership or control of more than five percent of the voting stock of a banking institution; or (4) any bank holding company or subsidiary thereof acquires all or substantially all of the assets of a banking institution. The term "bank holding company" is defined generally to include any company or trust that directly or indirectly either controls the election of a majority of the directors or owns, controls or holds the power to vote more than 10% of the stock of a bank holding company, each of two or more banking institutions or a banking institution held by another banking institution. The statute requires the Banking Board to approve or deny an application within 120 days of submission.

     Any tender offer to acquire The Greater's common stock after the Conversion would be subject to the limitations and disclosure requirements of the Exchange Act. See "Registration Requirements."

     For a description of other provisions that may be deemed anti-takeover in nature, see "Description of Capital Stock."

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